Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14d-9 under the

Securities Exchange Act of 1934, as amended

Filer: Surgical Care Affiliates, Inc.

Subject Company: Surgical Care Affiliates, Inc.

Filer’s Commission File Number: 001-36154

Date: March 3, 2017

Dear Participant:

As you know, Surgical Care Affiliates, Inc. (“SCA”) has entered into a merger agreement (the “Merger Agreement”) with UnitedHealth Group, Inc. (“UnitedHealth Group”) and two of its wholly-owned subsidiaries to become a part of UnitedHealth Group’s OptumCare group. The transaction is structured as a tender offer, pursuant to which UnitedHealth Group has made an offer to exchange the outstanding shares of SCA common stock (“SCA Shares”). Assuming the tender offer is completed, UnitedHealth Group will acquire any remaining SCA Shares not tendered in the offer through a series of mergers. The tender offer and any subsequent mergers are referred to collectively as the “Transactions.” This letter provides a brief explanation of how the Transactions will affect your participation in the Surgical Care Affiliates Teammate Stock Purchase Plan (the “TSPP”) and any capitalized terms used but not defined herein have the meanings set forth in the TSPP.

The current Offering Period under the TSPP began on January 1, 2017 and the Purchase Date was scheduled to be June 30, 2017. However, SCA is required under the Merger Agreement to terminate the TSPP prior to the closing of the Transactions. Therefore, SCA has decided to terminate the TSPP effective March 16, 2017, and has established a New Purchase Date of March 15, 2017. This letter serves as notice to each Participant in the TSPP (i) of the New Purchase Date and (ii) that your Purchase Rights will be exercised automatically on the New Purchase Date unless you have withdrawn from the Offering Period in accordance with the TSPP on or before March 14, 2017.

If you do not withdraw, any accumulated contributions that you have made prior to the New Purchase Date will be used to purchase SCA Shares in accordance with the terms of the TSPP, and any remaining contributions will be returned to you through payroll. You cannot increase or otherwise change your current rate of contribution to the TSPP.

You may elect to participate in the tender offer with SCA Shares purchased through the TSPP. The procedures for tendering SCA Shares are described in further detail in the tender offer documentation and instructions that have been mailed to all holders of SCA Shares free of charge. These materials have also been made available for free at the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov. Additional copies may be obtained for free by contacting UnitedHealth Group’s Investor Relations department at (800) 328-5979. In addition, if you have questions about the offer or the mergers, or if you need to obtain copies of the prospectus/offer to exchange, the related letter of transmittal or the other exchange offer documents, you may also contact D.F. King & Co., Inc. at (212) 269-5550 (Banks and Brokers Call Collect) or (800) 431-9645 (All Others Call Toll-Free) or by sending an e-mail to: UNH@dfking.com. You will not be charged for any of the documents you request from D.F. King.

Please be aware that the “disqualifying disposition” rules continue to apply in the Transactions (as well as the subsequent sale of any UnitedHealth Group shares you receive in exchange for your SCA Shares acquired through the TSPP), as required by the terms of the Internal Revenue Code. Additional information regarding the tax treatment of SCA Shares purchased through the TSPP, as well as the TSPP in general, can be found on the SCA Benefits Center website at www.myscabenefits.com.

All questions related to the TSPP should be directed to E*TRADE by calling (800) 838-0908. They are available to provide assistance 24 hours per day, Monday through Friday. Otherwise, please contact Cindy Teel, Senior Manager, Partner & Shareholder Equity (cindy.teel@scasurgery.com), or me with any questions regarding the information contained in this letter.

Warm regards,

Suzanne Rogers

Senior Director, Human Resources

Suzanne.Rogers@scasurgery.com

Cautionary Statement Regarding Forward Looking Statements

This communication may contain statements that constitute “forward-looking statements,” including, for example, information related to UnitedHealth Group, SCA and the proposed acquisition of SCA by UnitedHealth Group. Generally the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “plan,” “project,” “should” and similar expressions identify forward-looking statements, which generally are not historical in nature. Such statements reflect the current analysis of existing information and involve substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: the possibility that various conditions to the consummation of the UnitedHealth Group exchange offer and mergers may not be satisfied or waived, including the receipt of regulatory clearances related to the mergers; uncertainty as to how many shares of SCA common stock will be tendered into the UnitedHealth Group exchange offer; the risk that the UnitedHealth Group exchange offer and mergers will not close within the anticipated time periods, or at all; the failure to complete or receive the anticipated benefits from UnitedHealth Group’s acquisition of SCA; the possibility that the parties may be unable to successfully integrate SCA’s operations into those of UnitedHealth Group; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients, suppliers or physicians) may be greater than expected following the transaction; the retention of certain key employees at SCA may not be achieved; the parties may be unable to meet expectations regarding the timing, completion and accounting and tax treatments of the transactions; UnitedHealth Group and SCA are subject to intense competition; factors that affect UnitedHealth Group’s ability to generate sufficient funds to maintain its quarterly dividend payment cycle; the effects of local and national economic, credit and capital market conditions; and the other risks and uncertainties relating to UnitedHealth Group and SCA described in their respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2016, and in their subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov.

SCA assumes no obligation to update the information in this communication, except as otherwise required by law. Readers are cautioned not to place undue reliance on these forward-looking statements or information, which speak only as of the date hereof.

Additional Information and Where to Find It

This communication relates to a pending business combination transaction between UnitedHealth Group and SCA. This communication is for informational purposes only and is neither an offer to sell or exchange, nor a solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

UnitedHealth Group has filed a registration statement on Form S-4 related to the transaction with the SEC and may file amendments thereto. UnitedHealth Group and a wholly-owned subsidiary of UnitedHealth Group have filed a tender offer statement on Schedule TO (including a prospectus/offer to exchange, a related letter of transmittal and other exchange offer documents) related to the transaction with the SEC and may file amendments thereto. SCA has filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC and may file amendments thereto. SCA and UnitedHealth Group may also file other documents with the SEC regarding the transaction. This communication is not a substitute for the registration statement, Schedule TO, Schedule 14D-9 or any other document which SCA or UnitedHealth Group may file with the SEC in connection with the transaction. Investors and security holders are urged to read the registration statement, the Schedule TO (including the prospectus/offer to exchange, related letter of transmittal and other exchange offer documents), the solicitation/recommendation statement on Schedule 14D-9 and the other relevant materials with respect to the transaction carefully and in their entirety before making any decision regarding exchanging their shares, because they contain important information about the transaction. The prospectus/offer to exchange, the related letter of transmittal and certain other exchange offer documents, as well as the solicitation/recommendation statement, have been made available to all holders of SCA’s stock at no expense to them. The exchange offer materials and the solicitation/recommendation statement are available for free at the SEC’s website at www.sec.gov. Additional copies of the exchange offer materials may be obtained for free by contacting UnitedHealth Group’s Investor Relations department at (800) 328-5979. Additional copies of the solicitation/recommendation statement may be obtained for free by contacting SCA’s Investor Relations department at 800-768-0094.

In addition to the SEC filings made in connection with the transaction, each of UnitedHealth Group and SCA files annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other such filed information at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. UnitedHealth Group’s and SCA’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.